SCHEDULE 13G

Amendment No. 1
OLINK HOLDING AB (publ)
(NAME OF ISSUER)
COMMON STOCK
(TITLE OF CLASS OF SECURITIES)
680710100
(CUSIP NUMBER)
12/31/2022
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Cusip #680710100
Item 1: Reporting Person - FUTUR PENSION FORSAKRINGSAKTIEBOLAG
Item 2: (a)  [ ]
        (b)  [ ]
Item 3: SEC Use Only
Item 4: Sweden
Item 5: 4,953,143
Item 6: 0
Item 7: 4,953,143
Item 8: 0
Item 9: 4,953,143
Item 10: Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable
Item 11: 4.162%
Item 12: IC


Item 1(a). Name of Issuer:

OLINK HOLDING AB (publ)

Item 1(b). Address of Issuer's Principal Executive Offices:

UPPSALA SCIENCE PARK
UPPSALA,  V7 SE-751 83
SWEDEN

Item 2(a). Name of Person Filing:

FUTUR PENSION FORSAKRINGSAKTIEBOLAG

Item 2(b). Address or Principal Business Office or, if None, Residence:

Linnegatan 18, Stockholm, Sweden

Item 2(c). Citizenship:

Not applicable

Item 2(d). Title of Class of Securities:

COMMON STOCK

Item 2(e). CUSIP Number:

680710100

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c) and the person filing, FUTUR PENSION FORSAKRINGSAKTIEBOLAG, is an Insurance company as defined in Section 3(a)(19) of the Act;

Item 4. Ownership

(a) Amount Beneficially Owned: 4,953,143

(b) Percent of Class: 4.162%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 4,953,143

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 4,953,143

(iv) shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023
Date

/s/ Torgny Johansson
Signature

Torgny Johansson
CEO of FUTUR PENSION FORSAKRINGSAKTIEBOLAG